MUTUAL OF AMERICA

LIFE INSURANCE COMPANY

NEW YORK NY 10022-6839
212 224 1562
212 224 2518 FAX

THOMAS L. MARTIN
EXECUTIVE VICE PRESIDENT AND
DEPUTY GENERAL COUNSEL
CORPORATE LAW

Via Edgar Correspondence

April 30, 2010

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549-1520

RE:      Mutual of America Life Insurance Company

Separate Account No. 2 (457) (the “Registrant”)

Form N-4 Registration Statement

Post-Effective Amendment No. 36 under the Securities Act of 1933, as amended  (“1933 Act”) and Amendment No. 38 under the Investment

Company Act of 1940, as amended (“1940 Act”)

File Nos. 033-05609 and 811-03996 (“filing”)

Ladies and Gentlemen:

Mutual of America and Registrant filed Post-Effective Amendment No. 36 under the 1933 Act and Amendment No. 38 under the 1940 Act to the above-referenced Registration Statement on form N-4 on February 24, 2010.

In connection with this filing, the Registrant acknowledges that:

1.     Should the Securities and Exchange Commission (“Commission”) staff (“Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.     The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.     The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Thomas L. Martin